UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 24, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, we closed a Digital RMB Acceptance Agreement (the “Agreement”) with Lakala Payment Co., Ltd. (“LKL”), a leading third-party online payment operator in the People’s Republic of China. Under the Agreement, we will cooperate with LKL to accept POS terminal payments denominated in the new digital Renminbi, a digital version of China’s national currency backed by China’s central bank. An English translation of the Agreement is filed herewith as Exhibit 10.1.

On April 2, 2021, our Board of Directors formed an Environmental, Social and Governance Committee (the “ESG Committee”). Mr. Li Hui Dan, Co-Chairman of the Board, will chair the ESG Committee. The ESG Committee of the Board will focus on our performance as a steward of nature, our relationship with our employees, suppliers, customers, and the communities where we operate, as well as our corporate governance.

On April 12, 2021, we released the press release furnished herewith as Exhibit 99.1 regarding the Agreement with LKL and the ESG Committee.

On April 8, 2021, we closed the private offering of convertible preferred stock referenced in our earlier Report on Form 6-K filed February 26, 2021. For total subscription proceeds of $1,500,000, we issued 1,500,000 shares of our newly-designated Series A Convertible Preferred Stock to a single investor. Our Series A Convertible Preferred Stock features a stated value of $1.00 and is convertible to shares of our common stock at any time after 6 months from the date of issue. Conversions are limited, however, such that no conversion may made to the extent that the number of shares of common stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of our then issued and outstanding shares of Common Stock. Series A Convertible Preferred Stock votes together with out common stock on an as-if-converted basis, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of common stock issuable upon conversion of the Series A Preferred Stock are subject to a two-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series A Preferred Stock was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2021	KBS Fashion Group Limited

By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	English Translation of Digital RMB Acceptance Agreement
10.2	Certificate of Designation for Series A Preferred Stock
10.3	Form of Lock-up Agreement
99.1	Press Release

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